June 19, 2009

RE:	Studio One Media, Inc. File No. 001-10196 Form 10-KSB: For the fiscal year ended June 20, 2008 Form 10-Q: For the quarterly period ended December 31, 2008

TO:	Lyn Shenk Jeffrey Sears Joseph Foti

We submit the following in response to your comment by letter of May 7, 2009.  In order to facilitate review we have quoted your comment, and provided our response and a reference to the page of the Filing in which the revision(s) appear, or alternatively, have provided the supplemental information requested by the Commission.

Form 10-QSB:  For the fiscal year ended June 30, 2008
Item 6.  Management’s Discussion and Analysis of Financial Condition and Result of Operations
Results of Operations, page 18

Question 1:   We note that during fiscal year 2006, you wrote-off $374,416 of debt, as such debt was barred by the statute of limitations.  In this regard, please tell us (i) the nature (e.g., terms) of the statue of limitations governing the counterparty’s ability to collect the debt that was written off, (ii) why the amount owed by your company was not paid to/collected by the counterparty within the statute of limitations, (iii) the circumstances under which such debt has been barred, and (iv) why you believe your company has been fully relieved of its obligation to repay the debt.  Also, as it is unclear how you met the criteria of paragraph 16(b) of SFAS No. 140, please tell us why you believe de-recognition of the debt was appropriate under this accounting literature.

Response:  Studio One Media, Inc., (the “Company”) was originally organized in Delaware on May 12, 1988, as Dimensional Visions Group, Ltd.  Historically, the Company produced and marketed lithographically printed stereoscopic and animation print products.  The Company, however, experienced financing problems and by the third quarter of FY 2002, the Company had discontinued all operations.   The Balance Sheet of the Company at June 30, 2002, indicated that the Company had no assets ($18), and liabilities of $1,059,550.  On April 17, 2006, the Company acquired Studio One Entertainment, Inc., of Scottsdale, Arizona, in a one-for-one, stock-for-stock transaction.  Studio One Entertainment owned proprietary audio/video recording technology, patent and trademark applications, studio design, methods and related concepts for MyStudio®.

In determining that the $374,416 should properly be written off in June 2006, the Company relied on (i) Arizona statutes relating to statute of limitations, and (ii) the specific facts relating to the individual debts being written off.

Statutes of limitation are substantial defenses which require the court to deny recovery when the lawsuit is filed after the applicable deadline.  The purposes of the statutes are:  (1) the protection of parties from stale claims, (2) the protection of parties from insecurity – economic, psychological, or both, and (3) the protection of the courts from the burden of stale claims.  There are various statutes of limitations for different kinds of claims and they vary from jurisdiction to jurisdiction.

Question 1 - continued

The limitation relied upon by the Company with respect to this matter was based on Arizona law:

A.R.S. § 12-543 provides, in part, as follows:

Oral debt; stated or open account; three year limitation

There shall be commenced and prosecuted within three years [emphasis supplied] after the cause of action accrues, and not afterward, the following actions:

1. For debt where the indebtedness is not evidenced by a contract in writing.

2. Upon stated or open accounts other than such mutual and current accounts as concern the trade of merchandise between merchant and merchant, their factors or agents, but no item of a stated or open account shall be barred so long as any item thereof has been incurred within three years immediately prior to the bringing of an action thereon.

The $374, 416 written off in June 2006, related solely to debts that pre-dated the discontinuance of operations in the third quarter of FY 2002 and were, to management’s knowledge, the result of normal business operations on an open account.  An analysis was made by management with respect to each creditor.  The Company concluded that each of the creditors had simply abandoned any expectations of repayment by virtue of the fact that the Company had ceased all operations and had no assets.  None of the listed creditors had made demand for payment or pursued collection during the period required by the applicable statute of limitations.  The Company also had evidence to indicate that many of the individual liabilities were already old and delinquent even before the discontinuance of operations in the spring of 2002, which means that in many cases the applicable statute of limitations period had expired much earlier than the date in which the debts were written off.

Moreover, to the knowledge of the Company’s management, during the intervening four-year plus period from the discontinuance of operations in 2002 until the debt was written off in June 2006 [and, for that matter, through to the current date], not a single creditor had (i) contacted the Company concerning any claim, (ii) made any demand for payment, (iii) undertaken any collection efforts, or (iv) initiated suit or any legal action to collect its respective debt.

The Company and its auditor determined that under this particular set of facts, the financial statements would have been materially misstated had the Company not taken action to write-off the debts in question.

The debts were validly extinguished in June 2006 by virtue of the bar imposed by the applicable Arizona statute of limitations.

It should be noted that the Company did not write off all liabilities included in its balance sheet at June 30, 2006.  There were others (some $800,000) that were the subject of written agreements that were not written off.  Those liabilities were converted, by agreement, to equity in October 2006 and appropriately treated in the subsequent financial statements and in disclosure statements filed with the SEC.

SFAS No. 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.

Paragraph 16 of SFAS No. 140 provides that “[a] debtor shall derecognize a liability if and only if it has been extinguished.”  The Statement continues by providing that a ”liability has been extinguished if… (b) the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.”

The Company believes the liabilities in question were extinguished for both reasons.  First, the failure of the creditors, and each of them, to bring suit to collect the debt within the period stipulated by the applicable statute of limitations is the legal equivalent of a waiver of the claim and constitutes a legal bar that effectively serves as a release of liability.  In addition, the statute of limitations provides a judicial bar that stops delinquent actions at the inception.  The Company takes the position that each of the creditors has released the Company by their respective failures to act in a timely manner, and were they to have attempted to seek judicial recourse after the applicable three-year period contained in the statute of limitations, the court would have been compelled to dismiss the suit.  The statute of limitations constitutes, in effect, a legal release from further liability.

Item 8A.  Controls and Procedures
Evaluation of disclosure controls and procedures, page 22

Question 2:  We note that you have concluded that your company’s disclosure controls and procedures were effective at June 30, 2008 based upon the “fact that [your] company had suspended operations in 2002 and had not recommenced operations, and that the activities requiring disclosure were de minimus, all of which were the subject of review by [your] company’s independent auditors.”  However, we note that the reviews performed by your company’s independent auditors are not considered disclosure controls and procedures of your company.  In addition, we note that your company’s business activities (e.g., purchases of asset, issuances of common stock and warrants, research and development activities, and advertising and marketing) increased significantly subsequent to the acquisition of Studio One Entertainment, Inc.  In this regard, please confirm that appropriate disclosure controls and procedures related to your company’s most significant business activities had been established as of June 30, 2008 and were evaluated for effectiveness as of such date.  As part of your response, also explain why you believe that your disclosure controls were effective as of June 30, 2008, despite the identification of a material weakness in your internal controls over financial reporting at such date.  Please advise and revise as necessary.

Response.

The Company has implemented and reviewed appropriate disclosure controls and procedures related to our most significant business activities as of June 30, 2008 and were evaluated for effectiveness as of such date.  The Company recognizes that, due to the material weakness noted in the disclosure, Company controls were not effective.  The Company disclosure has been revised to include a clear description of the recognized framework used to implement and review internal controls and a statement indicating that controls were ineffective.  The revised disclosure appears as shown below:

“Evaluation of disclosure controls and procedures

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company.  The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared.

The Certifying Officers responsible for establishing and maintaining adequate internal control over financial reporting for the Company used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review of the Company's “disclosure controls and procedures” (as defined in the Exchange Act, Rules 13a-15(e) and 15-d-15(e)) as of the end of each of the periods covered by this report (the “Evaluation Date”).  Based upon that evaluation, the Certifying Officers concluded that, as of June 30, 2008 and June 30, 2007, our disclosure controls and procedures were ineffective in ensuring that the information we were required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Certifying Officers based their conclusion on the fact that the Company has identified a material weakness in controls over financial reporting, detailed below.  In order to mitigate this risk, the Company has contracted with consultants with expertise in US GAAP and SEC financial reporting standards to review and compile all financial information prior to filing that information with the SEC.  There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.”

Item 8A.  Controls and Procedures
Internal Controls over Financial reporting, page 22

Question 3:   Based upon your disclosure, it does not appear that a recognized internal control framework was used to perform your evaluation of the effectiveness of internal control over financial reporting at June 30, 2008.  In addition, your disclosure does not include a statement indicating whether or not internal control over financial reporting was effective as of such date.   In this regard, please amend your filing to specifically state that your company’s internal control over financial reporting was deemed to be ineffective due to the material weakness that has been identified.  In addition, please reevaluate your company’s internal control over financial reporting at June 30, 2008 based upon a recognized framework and revise your disclosure to discuss any additional material weaknesses that are identified, if applicable.  Refer to Item 308T of Regulation S-K for further guidance.

Question 3 - continued

Response.

The Company has revised its internal control disclosure contained within Item 8A: Controls and Procedures to state the framework used to evaluate internal controls (COSO) and to specifically state that the Company’s internal control over financial reporting was deemed to be ineffective due to the material weakness noted.  No additional material weaknesses were noted.  The revised disclosure appears as show below:

“Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review Company internal controls over financial reporting to make that evaluation.  As of June 30, 2008 and June 30, 2007, the Company had a deficiency in internal controls that constituted a material weakness in internal controls. Due to this material weaknesses, management concluded that internal controls over financial reporting as of December 31, 2008 were ineffective, based on COSO’s framework.

This deficiency is attributed to the fact that the Company has an inadequate number of persons knowledgeable about US GAAP principles among whom it can segregate accounting tasks within the company so as to ensure the separation of duties between those persons who approve and issue payment from those persons who are responsible to record and reconcile such transactions within the Company’s accounting system.  This control deficiency will be monitored and attention will be given to the matter as the Company begins operations as an active business entity. Management has concluded that this control deficiency constituted a material weakness that continued throughout fiscal year 2008.  In order to mitigate this risk, the Company has contracted with consultants with expertise in US GAAP and SEC financial reporting standards to review and compile all financial information prior to filing that information with the SEC.  There were no significant changes in our internal control over financial reporting or in other factors that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.”

Financial Statements
Notes to Financial Statements
Note 1: Summary of Significant Accounting Policies
Description of Business, Financing, and Basis of Financial Statement Presentation, page F-7

Question 4:  Per your disclosure, your company announced that it had finalized the purchase of Studio One Entertainment, Inc (“SOEI”) on April 17, 2007…Based upon a review of your periodic reports filed subsequent to the transaction, it appears that you have accounted for the transaction as the acquisition of SOEI.  As such, it appears that you have allocated the purchase price attributable to the transaction to the estimated fair value of the assets and liabilities received from SOEI.

However we note that your company was a shell company prior to the aforementioned transaction with SOEI, and your company’s operations are those of SOEI subsequent to such transaction…Given the observations noted above, is appears that your company’s transaction with SOEI may have been a reverse recapitalization.  In this regard, we note that a reverse capitalization is accounted for similar to a reverse acquisition, except that no goodwill or other intangible assets should be recorded.  Please review your financial statements to appropriately account for the transaction with SOEI, or tell us why you do not believe a revision is necessary.

Response:  The Company acknowledges that the transaction should have been originally recorded as a reverse recapitalization as described in your comment above.  As such, the Company has restated its financial statements and has eliminated all goodwill or other intangible assets originally associated with the merger.

The Company has made the above noted changes in its June 30, September 30, and December 31, 2008 balance sheets and statements of cash flows.

Note 4: Commitments and Contingencies, page F-10

Question 5:  We note that you have not disclosed your company’s rental expense for each period for which an income statement has been presented.  Furthermore, based on your disclosure of “Recent Developments” on page 7 of your Form 10-KSB, it appears that the lease entered into on December 4, 2007 for additional office space in a separate building in Scottsdale, Arizona has a term of five years.  In this regard, please revise future filings to provide the disclosures required by paragraphs 16(b) and 16(c) of SFAS No. 13.

Response:   The Company will in all future reporting periods provide all disclosure pursuant to SFAS No. 13 as it relates to rental and lease expense, specifically in regards to the additional office space in Scottsdale, AZ.

Form 10-Q:  For the quarterly period ended December 31, 2008
Item 1.  Financial Statements
Balance Sheet, page 3

Question 6:  We note that you have reported significant notes receivable balances within the “Current Assets” section of your June 30, 2007, June 30, 2008, and December 31, 2008 balance sheets.  However, it appears that collections against the notes receivable balances were insignificant during the fiscal year ended June 30, 2008, as well as the interim period ended December 31, 2008.  In addition, we note that your company’s accrued interest receivable balance increased during both the annual period ended June 30, 2008 and the interim period ended December 31, 2008.  In this regard, please tell us, as well as disclose in the footnotes to your financial statements, the terms of the outstanding notes receivables – including when payment(s) of the principal balances(s) and accrued interest are/were due to your company.  Furthermore, tell us (i) whether any portion of you company’s total outstanding note receivable balance and/or accrued interest balance has been reserved due to uncollectibility, (ii) why you believe that the amounts reported on your balance sheet are collectible and should be reported as current assets, and (iii) why changes in your company’s notes receivable balance are being reflected in the operating activities section of your statement of cash flows.

Response:   The Company has reviewed the said notes receivable and have determined that they are more accurately categorized as long term receivables.  The Company remains confident in their collectability and has seen no signs that would indicate the need to impair or reserve against collectability.  Accordingly, the Company recognizes that changes in these notes should be reflected in the financing section of the statement of cash flow.

The Company has made the above noted changes in its June 30, September 30, and December 31, 2008 balance sheets and statements of cash flows.

Consolidated Statements of Operations, page 4

Question 7:  Based upon your discussion of “Cost of Sales” in MD&A, it is unclear whether depreciation and amortization expense is included in the reported amount.  As such, please tell us where depreciation and amortization expense is reported in your statement of operations.  Furthermore, if depreciation and amortization expense is not included in cost of sales, please revise the description of the applicable line item in your statement of operations to “Cost of Sales (exclusive of depreciation and amortization).”  Refer to SAB Topic 11.B for further guidance.

Response:  The Company has revised the “Cost of Sales” line item to read “Cost of Sales, Exclusive of Depreciation and Amortization.”  The Company reports its depreciation and amortization within the expense line item “General and Administrative Expenses.”  The Company feels this is in line with SAB Topic 11.B in that the presentation of the Company’s income statement does not result in reporting a figure for income before depreciation and does not have a cash based focus.

Item 4T.  Controls and Procedures
(a)  Evaluation of Disclosure Controls and Procedures, page 25

Question 8:   We note that you have concluded upon the effectiveness of your company’s disclosure controls and procedures at June 30, 2008 in the Form 10-Qs filed for the periods ended September 30, 2008 and December 31, 2008.  Please amend the disclosure in each Form 10-Q to attest to the effectiveness of your company’s disclosure controls and procedures as of the end of the period covered by the respective report.

Response:

The Company has amended the disclosure in each form 10-Q to attest to the effectiveness of our company’s disclosure controls and procedures as of the end of the period covered by each respective report noted in your question.

Responsibility for Disclosure in Filings.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Kenneth R. Pinckard
Kenneth R. Pinckard
Title: Chief Financial Officer